Exhibit 3.51

CERTIFICATE OF FORMATION

OF

PSC OF NEW YORK, L.L.C.

This Certificate of Formation of PSC of New York, L.L.C. (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act (“Act”).

1.                         The name of the Company is PSC of New York, L.L.C.

2.                         The name and address of the registered agent of the Company shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

3.                         The address of the registered office of the Company in Delaware is 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the undersigned, an authorized person or agent or attorney-in-fact of the Company, has caused this Certificate of Formation to be duly executed as of the 14th day of July, 1999.

/s/ John W. McCarver
John W. McCarver
Authorized Agent